FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒  Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐  No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NBG Group	Q1 Results 2016

PRESS RELEASE

NBG Group: Q1.16 results highlights

•                      Domestic core PPI rebounds qoq; Domestic PAT breaks even

•                       Domestic core PPI rebounds to €189m in Q1.16 (+23% qoq), reflecting both a pick-up in core income (+4% qoq) and lower costs (-7% qoq)

•                       Domestic NII at €396m in Q1.16 (+1% qoq) on sustained time deposit repricing (-31bps qoq) and further ELA reduction (-€3.2bn qoq, average balances)

•                       Fees grew by €24m qoq to €20m (-€3m in Q4.15), reflecting the sharp reduction in Pillar 2 costs

•                       Q1.16 domestic personnel expenses came down by 4% yoy and are expected to drop further following the completion of the planned VES, the cost of which was already provided for in Q4.15

•                       Q1.16 domestic recurring profit after tax (PAT) breaks even for the first time since Q1.13; Group(1) PAT from continued operations at €26m in Q1.16

•                      Sector leading(2) 90dpd coverage at 77% in Greece; Domestic CoR charges begin to normalize, dropping to164bps

•                       Q1.16 domestic 90dpd formation at €127m

•                       Retail formation firmly negative at -€136m

•                       On the corporate segment, excluding three large corporate accounts already classified as NPEs, underlying formation trends were negative for a second quarter in a row

•                       Reflecting reported corporate formation and the impact of deleveraging (30bps), domestic 90dpd ratio reached 34.7%

•                       Q1.16 domestic CoR dropped to 164bps relative to an AQR adjusted run rate of 329bps in Q4.15; 90dpd coverage remained unchanged at a sector leading(2) 77%

•                      Pillar exposures significantly reduced to €3.0bn in May vs €18.0bn in Q3.15

•                       Pillar 3 exposure was eliminated and costly Pillar 2 bonds were cut back to €3.0bn (nominal value) from €15.8bn at end-Q3.15 translating to an annualized P&L saving of more than €160m

•                       Eurosystem funding declines to €20.8bn in May(3) from €24.0bn at end-Q4.15; ELA at €11.2bn, constituting the lowest exposure in the sector(2); Cash value of excess collateral at €6.4bn

•                       NBG’s liquidity will be further enhanced by c€4.0bn from the Finansbank sale expected to be completed in June and the agreed divestments of Astir and NBGI PE

•                       Best-in-class(2) L:D ratio at 91% in Greece (92% at the Group(1) level) provides NBG with a unique funding advantage ahead of the domestic economic recovery

•                       Domestic deposit stock up by c €0.2bn since the imposition of capital controls

•                      CET 1 ratio pro forma at 17.2%

•                       CET 1 ratio at 17.2% pro-forma for the ongoing divestments of Astir Palace, NBGI PE and Finansbank, as well as CoCos repayment; Including CoCos, CET 1 stands at 22.5%

•                       CRD IV fully-loaded CET 1 at 16.7% on a pro-forma basis

Athens May 26, 2016

FY 2015 was marked by the successful recapitalization of the Bank and the agreement for the sale of Finansbank to Qatar National Bank, underscoring the Bank’s adherence to the implementation of its restructuring commitments. Having strengthened our capital position, in the beginning of 2016 we focused our efforts on enhancing our operational performance along with the ongoing implementation of our Restructuring Plan.

The Q1 2016 results mark the return to profitability and indicate that the Bank is well on track to meet its budget and operational targets for this year. NBG is aiming at three core objectives: to enhance profitability, improve asset quality and support the Greek economy towards exiting recession.

The completion of the first review of the economic programme is expected to be a key catalyst, restoring business and consumer confidence, improving liquidity conditions, and stimulating economic recovery.

The positive economic climate and the solid set of first quarter results signal that the conditions for a profitable 2016 are in place, which add force to our restructuring momentum.

Athens, 26 May 2016

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Profitability

Greece:

Q1.16 domestic core pre-provision income (PPI) surged to €189m (+23.1% qoq), reflecting a pick-up in core income generation (+4.1% qoq) and a 7.0% qoq decline in operating expenses.

NII continued its upward trend this quarter, rising to €396m from €392m in Q4.15, on the back of further time deposit repricing (-31bps qoq) and ELA reduction (-€3.2bn qoq, average balances) that counterbalanced a lower lending NII.

Fee income grew by €24m qoq to €20m (-€3m in Q4.15), reflecting the sharp decline in Pillar 2 costs to €30m in Q1.16 from €54m the previous quarter. The substantial reduction of Pillar 2 & 3 exposure by c €15bn since Q3.15 (nominal value) implies an annualized fee expense saving of more than €160m. The anticipated elimination of Pillar 2 bonds would save an additional €40m on an annualized basis.

Q1.16 operating expenses amounted to €243m from €262m in Q4.15, bringing cost-to-core income to 56% compared with 63% in the previous quarter. Personnel expenses stood at €161m (-3.6% yoy) and are expected to drop further following the completion of the planned Voluntary Exit Scheme (VES), the cost of which was provided for in Q4.15.

Q1.16 recurring PAT breaks even for the first time since Q1.13 on CoR normalization.

SE Europe and other countries(1) (continued operations):

In SE Europe and other international business, the Bank recorded profits of €27m in Q1.16 against losses of €34m in Q4.15, reflecting lower costs (-8.4% qoq) and loan provisions (at €24m from €68m in Q4.15).

Sustained low formation allows domestic CoR charges to begin to normalize (164bps)

At the Group level(2), 90dpd formation reached €126m in Q1.16 from €54m in Q4.15, driven by the domestic market, where 90dpd formation came at €127m from €86m the previous quarter. This reflects corporate formation, as retail 90dpd formation remained firmly negative (-€136m). In the corporate segment, excluding three large corporate accounts already classified as NPEs due to provisions taken during the AQR, underlying formation was negative.

Domestic provisions declined sharply to €134m in Q1.16 from €671m in Q4.15, with the provisioning run rate dropping to 164bps relative to an AQR adjusted run rate of 329bps in Q4.15. 90dpd coverage remained relatively unchanged at a sector high(3) of 76.5% in Greece and 74.5% at the Group level(2). The NPE ratio in Greece increased to 49.6% from 49.2% in Q4.15, purely due to deleveraging, as the absolute amount of domestic NPEs remained flat qoq at €22.0bn.

(1)SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(2)Group excludes assets held-for-sale & discontinued operations

(3)Peer comparison is based on results released until May 26, 2016

In SE Europe and other international activities(1), the 90dpd ratio settled at 27.0% (+20bps qoq), on increased coverage of 58.3% from 57.4% the previous quarter.

Superior liquidity position(2)

After a seasonally strong fourth quarter, Group(2) deposits resumed a downward trend in Q1.16, amounting to €42.0bn (-2.1% qoq). Specifically, domestic deposits decreased by €0.9bn qoq in Q1.16, after rising by €0.8bn qoq in Q4.15, reflecting the reduction in deposits of State-related activities and adverse seasonality. In SE Europe and other countries(1) deposits remained relatively flat qoq at €6.3bn. Nevertheless, deposits in Greece have increased overall by c €0.2bn since the imposition of capital controls in Q2.15.

Despite the Q1.16 deposit outflows, continued deleveraging led the L:D ratio marginally higher qoq at 92% at the Group(2) level (91% in Greece), far below the sector(3), providing NBG with a unique funding advantage ahead of the domestic economic recovery.

Eurosystem funding amounted to €20.8bn in May(4) from €24.0bn at end-Q4.15, with ELA down 3% ytd to €11.2bn and interbank repos up by €2.2bn. This constitutes the lowest exposure in the sector(2), with ELA over assets (excluding EFSF bonds and discontinued operations) standing at 16%. The cash value of excess collateral amounts to €6.4bn. Since end-March(4), costly Pillar 2 guarantees have been cut by a further €4.1bn to €3.0bn (nominal value), while exposure to Pillar 3 bonds was eliminated.

NBG’s liquidity position will be enhanced by c €3.5bn from the sale of Finansbank expected to be completed in June and by another c €0.5bn from the ongoing divestments of Astir Palace and NBGI Private Equity Funds.

Capital position

CET1 ratio stood at 17.2%, pro-forma for the near completion sales of Astir Palace, NBGI and Finansbank, as well as CoCos repayment. Including CoCos, CET 1 increases to 22.5%. Capital will be further enhanced by the full implementation of the Bank’s restructuring plan.

On a B3 fully loaded basis and pro-forma for these divestments, CET 1 settles at 16.7% (including CoCos, CET 1 at 21.9%).

(1)SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(2)Group excludes assets held-for-sale & discontinued operations

(3)Peer comparison is based on results released until May 26, 2016

(4)Data as at May 25, 2016

Annex

(€ millions)	Q1.16	Q4.15	qoq Δ	Q1.15	yoy Δ

Results (€m)
Group(1) attributable income before one-offs	87	(1,911)	n.m.	(159)	n.m.
Continued operations	26	(750)	n.m.	(263)	n.m.
Discontinued operations	71	(1,160)	n.m.	114	-37.7%
Minorities	(10)	(2)	>100%	(10)	0.0%

Core Revenues (€m)
Group(1)	540	524	3.1%	558	-3.2%
Greece	432	415	4.1%	452	-4.4%
SE Europe & other(2)	108	109	-0.8%	106	1.9%

Operating Expenses (€m)
Group(1)	309	333	-7.3%	316	-2.2%
Greece	243	262	-7.0%	252	-3.6%
SE Europe & other(2)	66	72	-8.4%	64	3.1%

Group(1) Balance Sheet (€m)
Total Assets (excl. Assets held-for-sale)	83,802	83,465	0.4%	87,606	-4.3%
Net Loans	38,603	39,126	-1.3%	43,629	-11.5%
Deposits	42,047	42,959	-2.1%	45,525	-7.6%
Common Equity(3)	7,099	7,071	0.4%	7,927	-10.4%
Tangible Equity	6,957	6,924	0.5%	7,643	-9.0%

Group(1) Ratios
(Net) Loans: Deposits (%)	92%	91%	1 pps	96%	-4 pps
Net Interest Margin (bps)	280	280	0 bps	278	2 bps

Asset Quality
Group(1) +90dpd ratio (%)	33.6%	33.1%	0.5 pp	31.4%	2.2 pps
Greece	34.7%	34.1%	0.6 pp	32.0%	2.7 pps
SE Europe & other(2)	27.0%	26.8%	0.2 pps	27.4%	-0.4 pps
Group(1) +90dpd coverage (%)	74.5%	74.6%	-0.1 pps	59.7%	15 pps
Greece	76.5%	76.8%	-0.3 pps	60.7%	16 pps
SE Europe & other(2)	58.3%	57.4%	0.9 pps	53.0%	5.3 pps

(1)Group excludes assets held-for-sale & discontinued operations

(2)SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(3)Common equity excludes minorities and (i) State and US preference shares in Q1.15 and (ii) CoCos in Q1.16 and Q4.15

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)
Date: May 26th, 2016

Chief Financial Officer

/s/ George Angelides
(Registrant)
Date: May 26th, 2016

Director, Financial Division